Filed by Digital Realty Trust, Inc. (SEC File No.: 001-32336)
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: DuPont Fabros Technology, Inc.
Commission File No. 001-33748

Update: DuPont Fabros Merger
Last month during the second quarter earnings call, Bill Stein and Andy Power gave an update on the proposed merger between Digital Realty and DuPont Fabros that was announced on June 9, 2017.
“In terms of timing, we filed our initial proxy at the beginning of July, and we're now readying the final version to send out and solicit votes – from both the Digital Realty and the DFT shareholders – in the coming weeks,” said Andy. “Our best ballpark, as far as timing of the final tallying of the shareholder votes and the meeting, and ultimately closing this transaction, would be late third or early fourth quarter.”
Over the last several weeks Andy has visited DFT data centers in Chicago, Northern Virginia and Silicon Valley, and he has been very impressed with the teams at those facilities.
“In terms of business planning, I can tell you there's a lot of activity going on, on the integration planning side, getting ready for the closing, day one and beyond,” Andy said. “But with regard to competitive intelligence, chasing competitive deals. Right now, up until this transaction is approved and closed, we have to act as two separate independent companies and we're not sharing any information of the sort.”
Bill focused his discussion on the merits of the transaction.
“Our customers and the desire to better serve them through more offerings in more locations are the key reason and the primary strategic rationale for this deal,” he said. “In addition to world class assets in high demand metros, DuPont Fabros will also bring some outstanding team members and industry best practices that we look forward to leveraging. Their culture of putting the customer first will complement our move towards becoming as customer centric an organization as we've ever been.”
You can find highlights of the transaction on the Investor Relations site.
Additional Information and Where You Can Find It:
Digital Realty Trust, Inc. ("Digital Realty") and DuPont Fabros Technology, Inc. ("DuPont Fabros") have filed a proxy statement/prospectus in connection with the merger. Investors are urged to read carefully the proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors may obtain free copies of these documents and other documents filed by Digital Realty or DuPont Fabros with the SEC through the web site maintained by the SEC at www.sec.gov. Investors may obtain free copies of the documents filed with the SEC by Digital Realty by going to Digital Realty’s corporate website at www.digitalrealty.com or by directing a written request to: Digital Realty Trust, Inc., Four Embarcadero Center, Suite 3200, San Francisco, CA 94111, Attention: Investor Relations. Investors may obtain free copies of documents filed with the SEC by DuPont Fabros by going to DuPont Fabros’ corporate website at www.dft.com or by directing a written request to: DuPont Fabros Technology, Inc., 401 9th St. NW, Suite 600, Washington, DC 20004, Attention: Investor Relations. Investors are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the merger.
Digital Realty and its directors and executive officers and DuPont Fabros and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of each of Digital Realty and DuPont Fabros in connection with the merger. Information regarding the interests of these directors and executive officers in the merger is included in the proxy statement/prospectus referred to above. Additional information regarding certain of these persons and their beneficial ownership of Digital Realty common stock is also set forth in the Definitive Proxy Statement for Digital Realty’s 2017 Annual Meeting of Stockholders, which has been filed with the SEC. Additional information regarding certain of these persons and their beneficial ownership of DuPont Fabros common stock is set forth in the Definitive Proxy Statement for DuPont Fabros’ 2017 Annual Meeting of Stockholders, which has been filed with the SEC.
Note Regarding Forward-Looking Statements:
This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the merger between Digital Realty and DuPont Fabros; anticipated synergies and cost efficiencies of the merger; expectations regarding the financial performance, capitalization, resources and ownership structure of the combined organization; Digital Realty’s continued listing on NYSE after the merger; the timing and nature of any financing in connection with or after the merger; the nature, strategy and focus of the combined organization; the executive and board structure of the combined organization; and expectations regarding voting by Digital Realty or DuPont Fabros stockholders. Digital Realty and/or DuPont Fabros may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in any forward-looking statements contained herein and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements, including the risks described in the “Risk Factors” section of Digital Realty’s and DuPont Fabros’ periodic reports filed with the SEC. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments Digital Realty or DuPont Fabros may enter into or make. Neither Digital Realty nor DuPont Fabros assumes any obligation to update any forward-looking statements, except as required by law.